                                                               EXHIBIT 11(g)(26)

                       [MacKenzie Partners Letterhead]


FOR IMMEDIATE RELEASE

Contact:       Mark H. Harnett
               MacKenzie Partners, Inc.
               (212) 929-5877


                   INVACARE BELIEVES ALL FOUR OF ITS PROPOSALS
                       PASSED AT HEALTHDYNE ANNUAL MEETING,
               ALTHOUGH INCUMBENT DIRECTORS MAY HAVE BEEN REELECTED


     Elyria, Ohio -- (July 30, 1997) -- Invacare Corporation (NASDAQ/NMS:IVCR) announced today that, while an official tally has yet to be announced, it believes based on the proxies submitted to it that all four of its shareholder proposals passed at today's annual meeting of the shareholders of Healthdyne Technologies, Inc. (NASDAQ/NMS:HDTC). Invacare's proposals will, among other things, require Healthdyne's board of directors to call a special meeting of shareholders upon the demand of 10% of the shareholders, and will also require the board to remove the "dead hand" provision from Healthdyne's poison pill (assuming a district court's decision finding the removal proposal invalid is reversed by an appellate court).

     Invacare also announced that, pending the official tally, it believes that the incumbent Healthdyne directors were reelected at the annual meeting. Invacare had nominated a majority of four candidates for the seven-person board.

     A. Malachi Mixon, III, Chairman and Chief Executive Officer of Invacare, said, "We thank those shareholders who supported our proposals and nominees, and think they made the right decision in the best interests of their investment. While our apparent loss in the director election contest is disappointing, our impressive victory on all four of our proposals, especially the special meeting proposal, is a strong signal that the shareholders intend to watch the reelected board very carefully and will not tolerate any further defensive measures. It is interesting to note that less than 50% of their own shareholders voted for the incumbent board, so their support is somewhat less than overwhelming."

     "Mr. Petit has made some very strong statements, including at the annual meeting, regarding the likelihood of a transaction being announced in the near future. We continue to be skeptical of such claims, and intend to watch the actions of Healthdyne's board very carefully. We would expect that other Healthdyne shareholders concerned about their investment will do the same. By adopting our proposals the shareholders now have the power to hold the board the accountable if they do not sell the company."

     "The shareholder approval of our proposal to remove the 'dead hand' provision has reinforced our desire to pursue our appeal of the district court's rulings on these issues. We believe that the appellate court will agree with us that not only is the 'dead hand' provision itself illegal, but also that the shareholders' approval of our proposal prohibiting it should be respected."

     Invacare's proposals, which it believed passed at the annual meeting, were amendments to Healthdyne's by-laws designed to limit the number of directors to seven; repeal the special meeting procedures previously adopted by the board, allow for a special meeting to be called by shareholders owning 10% of Healthdyne's stock, and demand that the existing board eliminate Healthdyne's "dead hand" pill provisions.


                                        ###


















                                                   2